10026014

SECURITIES ... ON
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SEC FILE NUMBER
8 - 67837

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

EASTGATE SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2 RECTOR STREET – 15TH FLOOR

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

NEW YORK,	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN F. O'DEA **(212) 385 - 0379**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TA
3/2

OATH OR AFFIRMATION

I, *JOHN F. O'DEA* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *EASTGATE SECURITIES, LLC, as of DECEMBER 31, 2009,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X John F. O'Dea
Signature

PRINCIPAL
Title

X Ann F. Lamberson
Notary Public

ANN F. LAMBERSON
Notary Public, State of New York
No. 01LA6108322
Qualified in Queens County
Term Expires April 12, 2012

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JOHN F. O'DEA,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

EASTGATE SECURITIES, LLC, as of **DECEMBER 31, 2009,**

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

John F. O'Dea

(Signature)

PRINCIPAL

(Title)

Ann F Lamberson

(Notary Public)

ANN F. LAMBERSON
Notary Public, State of New York
No. 01LA6108322
Qualified in Queens County
Term Expires April 12, 2012

EASTGATE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents (Note 2(b))	$ 26,186
Total assets	$ 26,186
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 6,500
Total liabilities	6,500
Commitments and Contingencies (Note 3)	
Capital (Note 4)	19,687
Total liabilities and members' capital	$ 26,187

The accompanying notes are an integral part of this statement.

EASTGATE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1- **Nature of Business**

EastGate Securities LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns consulting and advisory fees, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Limited Liability Company.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 18, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - **Commitments**

Premises
The Company leases its premises under a lease expiring February 28, 2012. The lease is subject to escalations for increases in utilities and other operating expenses.

Note 3 - Commitments (continued)

The aggregate minimum future payment under this lease during the years following December 31, 2009, are as follows :

2010	9,717
2011	9,974
2012	1,667

Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company's net capital of $19,687 was $14,687 in excess of its required net capital of $5,000. The Company's net capital ratio was 33.02%.

A copy of the Firm's statement of financial condition as of December 31, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

EastGate Securities LLC
2 Rector Street – 15th floor
New York, N.Y. 10006

We have audited the accompanying statement of financial condition of **EastGate Securities LLC** as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **EastGate Securities LLC** as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2010

EASTGATE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009